Exhibit 99.1

ARDAGH GROUP ("ARDAGH") ANNOUNCES THE TENDER OFFER OF ARDAGH PACKAGING FINANCE PLC AND ARDAGH HOLDINGS USA INC. FOR UP TO $900,000,000 OF ITS OUTSTANDING 6.000% SENIOR NOTES DUE 2025 (CUSIP NOS. G04586 AM8 / 03969A AL4; ISIN NOS. USG04586AM83 / US03969AAL44); AND SOLICITATION OF CONSENTS FOR PROPOSED AMENDMENTS TO THE RELATED INDENTURE.

Luxembourg (May 27, 2020) — Ardagh announces today that Ardagh Packaging Finance plc ("APF"), a public limited company incorporated under the laws of Ireland, and Ardagh Holdings USA Inc. ("AHUSA" and, together with APF, the “Issuers” or “we” or "us"), a Delaware corporation, announced today that it commenced a tender offer to purchase for cash (the “Tender Offer”),  up to $900,000,000 aggregate principal amount (the “Maximum Tender Amount”) of its 6.000% Senior Notes due 2025 (the “Notes”) (CUSIP Nos. G04586 AM8 / 03969A AL4; ISIN Nos. USG04586AM83 / US03969AAL44) and a solicitation of consents (the “Consent Solicitation”) for proposed amendments to the related indenture (the “Indenture”). The Tender Offer  and the Consent Solicitation are being made on the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated May 27, 2020 (the “Statement”). The Tender Offer will expire at 11:59 p.m., New York City time, on June 23, 2020, unless extended or earlier terminated by the Issuers in their sole discretion, subject to applicable law (such time and date, as the same may be extended or earlier terminated, the "Expiration Time").

The purpose of the Tender Offer is to acquire outstanding Notes up to the Maximum Tender Amount, and the purpose of the Consent Solicitation is to obtain Consents (as defined below) to effect the Proposed Amendments (as defined below).

Consideration

The consideration for the Notes validly tendered (and not validly withdrawn) pursuant to the Statement (the “Tender Offer Consideration”) and accepted for purchase pursuant to the Tender Offer is $1,015 for each $1,000 principal amount of the Notes. Subject to the terms and conditions set forth in the Statement, the Issuers are also offering to pay the Early Tender Payment (as defined below) to each holder of the Notes ("Holder") who validly tenders (and does not validly withdraw) its Notes and thereby validly delivers (and does not validly revoke), at or prior to 5:00 p.m., New York City time, on June 9, 2020, unless extended or earlier terminated (such time and date, as the same may be extended or earlier terminated, the "Early Tender/Consent Deadline"), its Consent to the proposed amendments (the ‘‘Proposed Amendments’’) to the indenture, dated as of January 30, 2017 (as supplemented and amended from time to time, the ‘‘Indenture’’), among others the Issuers, Ardagh Group S.A., as parent guarantor, Citibank, N.A., London Branch, as trustee (the ‘‘Trustee’’), principal paying agent and transfer agent, Citibank, N.A., as U.S. Paying Agent and Citigroup Global Markets Deutschland AG, as registrar, governing the Notes. We refer to the Tender Offer Consideration plus the Early Tender Payment (as defined below), including the Consent Payment (as defined below), as the “Total Consideration.” We refer to the ‘‘Early Tender Payment’’ as an amount in cash equal to $30 for each

$1,000 principal amount of Notes tendered, which includes an amount in cash equal to $2.50 (the ‘‘Consent Payment’’) for each

$1,000 principal amount of Notes tendered by such Holder and accepted by the Issuers for purchase in the Tender Offer, with such payment of the Total Consideration to be made on the Initial Settlement Date (as defined below). No tenders of Notes submitted after the Expiration Time will be valid.

The total consideration payable to Holders who tender at or prior to the Early Tender/Consent Deadline will be $1,045 for each $1,000 of Notes tendered and accepted for purchase.

The following table summarizes the Tender Offer Consideration, the Early Tender Payment, the Total Consideration and the Consent Payment for each $1,000 principal amount of Notes.

		(1)	(2)(3)		(2)(3)(4)	Payment(2)(5)(6)
Notes	CUSIP / ISIN / Common Code Numbers	Outstanding Principal Amount(1)	Tender Offer Consideration(2)(3)	Early Tender Payment (including Consent Payment)(2)	Total Consideration(2)(3)(4)	Consent Payment(2)(5)(6)
6.000% Senior Notes Due 2025	Rule 144A: 03969A AL4 / US03969AAL44 Regulation S: G04586 AM8/ USG04586AM83	$1,700,000,000	$1,015	$30	$1,045	$2.50

(1)	As of May 26, 2020.
(2)	For each $1,000 principal amount of Notes validly tendered and accepted for purchase, or with respect to which the applicable Holder has provided its Consent, as applicable.
(3)	Excludes Accrued Interest (as defined below) on the Notes, which will be paid in addition to the Tender Offer Consideration or the Total Consideration, as applicable.
(4)	The Total Consideration consists of the Tender Offer Consideration plus the Early Tender Payment (which includes the Consent Payment).
(5)	In respect of the Tender Offer, the Consent Payment is included in, and is not additional to, the Early Tender Payment.
(6)

Holders of Notes that validly tender their Notes and thereby deliver their Consents at or prior to the Early Tender/Consent Deadline (and do not validly withdraw such Notes and therefore do not validly revoke the related Consents) will be eligible to receive the Consent Payment in respect of such Notes, even if a smaller principal amount is accepted for purchase pursuant to the Tender Offer due to proration.

Holders whose Notes are accepted for purchase pursuant to the Tender Offer will also receive accrued and unpaid interest (“Accrued Interest”) from the last interest payment date on such purchased Notes up to, but not including, the date on which the applicable notes are redeemed.

The Consent Solicitation and Proposed Amendments

In conjunction with the Tender Offer, we are soliciting from Holders consents (‘‘Consents’’) to effect the Proposed Amendments to the Indenture, to more closely align and conform certain covenants, definitions and other terms in the Indenture with those contained in the indenture governing the Issuers' existing $800,000,000 5.250% Senior Notes due 2027 that were issued on  August 12, 2019 (the ‘‘5.250% Senior Notes due 2027’’). The Proposed Amendments would, among others, align capacity under the Indenture to incur indebtedness, make restricted payments, make investments, incur liens, sell assets and conduct transactions with affiliates with the August 2019 Notes. Adoption of the Proposed Amendments requires the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (excluding any Notes owned by the Issuers or their affiliates) (the ‘‘Requisite Consents’’).

Holders have the option either to tender their Notes in the Tender Offer and thereby consent to the Proposed Amendments in the Consent Solicitation or to not tender their Notes in the Tender Offer but to consent to the Proposed Amendments in the Consent Solicitation. No Consent shall be validly delivered, and therefore no Consent Payment shall be made after the Early Tender/Consent Deadline. In particular, Holders who validly tender (and do not validly withdraw) their Notes at or prior to the Early Tender/Consent Deadline will be deemed to have delivered Consents in respect of such tendered Notes to the Proposed Amendments.

Holders who validly deliver Consents at or prior to the Early Tender/Consent Deadline, and do not validly revoke their Consents at or prior to the Early Tender/Consent Deadline, whether or not such holders also tender the related Notes, will be eligible to receive the Consent Payment (which in the case of Holders tendering the related Notes, such Consent Payment shall be a component of the Early Tender Payment).

Holders that validly tender Notes and thereby deliver their Consents at or prior to the Early Tender/Consent Deadline (and do not validly withdraw such Notes and therefore do not validly revoke the related Consents) will be eligible to receive the Consent Payment in respect of such Notes, even if a smaller principal amount is accepted for purchase pursuant to the Tender Offer due to proration. Even if tendered Notes are prorated, the Holders will be deemed to have delivered Consents with respect to all Notes tendered at or before the Early Tender/Consent Deadline, and will be eligible to receive the Consent Payment in respect of all such Notes, including any that are returned to the Holders. Holders of Notes should refer to the Statement for a detailed description of the Tender Offer’s proration procedures.

A Holder that has previously tendered Notes may not revoke a Consent without withdrawing the previously tendered Notes to which such Consent relates. Notes tendered and Consents delivered at or prior to 5:00 p.m., New York City time, on June 9, 2020 (such time, as the same may be extended, the “Withdrawal/Revocation Time”) may be withdrawn and revoked at any time at or prior to the Withdrawal/Revocation Time, but not thereafter (except in certain limited circumstances where additional withdrawal rights are required by law).

Conditions

Notwithstanding any other provisions of the Tender Offer and the Consent Solicitation, subject to applicable law, we have the right, in our sole discretion, to terminate the Tender Offer and Consent Solicitation, at any time and for any reason.

This Tender Offer and Consent Solicitation is being made in connection with a concurrent offering of new notes (the ‘‘New Notes’’) by the Issuers (the ‘‘New Notes Offering’’). The New Notes Offering priced on May 26, 2020. The New Notes are expected to be delivered to purchasers thereof on June 2, 2020. The Tender Offer is subject to, and conditioned upon, among other things, the Financing Condition (as defined in the Statement), (ii) the Supplemental Indenture Condition (as defined in the Statement), (iii) receipt of the Requisite Consents (as defined in the Statement) and (iv) the General Conditions (as defined in the Statement).

Settlement

Subject to the terms and conditions of the Tender Offer and Consent Solicitation being satisfied or waived and to the Issuers' right to amend, extend, terminate or withdraw the Tender Offer and Consent Solicitation, the Issuers expect that payment for all Notes validly tendered (and not validly withdrawn) prior to the Early Tender/Consent Deadline and accepted by the Issuers will be made on the business day the Issuers choose promptly following the Early Tender/Consent Deadline, expected to be June 11, 2020 ("Initial Settlement Date").

Payment for all Notes validly tendered after the Early Tender/Consent Deadline and at, or prior to the Expiration Time, and accepted by the Issuers, will be made on the business day the Issuers select promptly following the Expiration Time or the business day on which the Issuers waive the conditions to consummation of the Tender Offer and Consent Solicitation, which is expected to be June 25, 2020 (the "Final Settlement Date").

Other

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. In addition, this news release is not a solicitation of consents with respect to the Proposed Amendment. The Tender Offer and the Consent Solicitation are being made only pursuant to the Statement, copies of which will be delivered to Holders. The Issuers have retained Barclays Bank plc, Citigroup Global Markets Inc., and Wells Fargo Securities, LLC to serve as the dealer managers and solicitation agents for the tender offer. Questions regarding the tender offer may be directed to Citigroup Global Markets Inc. at +1 (800) 558-3745 (toll free) or at +1 (212) 723-6106 or +44 (0)20 7986 8969, Barclays Bank PLC at +1

(800) 438-3242 (toll-free) or at +1 (212) 528-7581 (toll free) or +44 (0)20 3134 8515 (collect), and to Wells Fargo Securities, LLC at +1 (866) 309-6316 (toll free) or at +1 (704) 410-4759 (collect). Requests for documents may be directed to Lucid Issuer Services Limited, the tender, tabulation and information agent for the Tender Offer and the Consent Solicitation at +44 207 704 0880 or ardagh@lucid-is.com.

THE STATEMENT SHOULD BE READ CAREFULLY BEFORE A DECISION IS MADE WITH RESPECT TO THE TENDER OFFER AND CONSENT SOLICITATION. NONE OF THE ISSUERS, THE TRUSTEE, THE DEALER MANAGERS AND SOLICITATION AGENTS, THE INFORMATION AGENT, THE TENDER AGENT, THE TABULATION AGENT OR ANY PAYING AGENT, TRANSFER AGENT OR LISTING AGENT, MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER THEIR NOTES OR PROVIDE THEIR CONSENTS.

The Tender Offer does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

In any jurisdiction where the securities, blue sky or other laws require tender offers to be made by a licensed broker or dealer and in which the dealer managers, or any affiliates thereof, are so licensed, the tender offer will be deemed to have been made by any such dealer managers, or such affiliates, on behalf of the Issuers.

The offer and sale of the New Notes will be exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the ‘‘Securities Act’’). The Tender Offer is not an offer to sell or a solicitation of an offer to buy the New Notes.

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the ‘‘EEA’’) or the United Kingdom (‘‘UK’’). For these purposes (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, ‘‘MiFID II’’); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the ‘‘Insurance Distribution Directive’’), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; and (b) the expression ‘‘offered’’ includes the communication in any form and by any means of sufficient information on the terms of the offer and the New Notes to be offered so as to enable an investor to decide to purchase or subscribe for the New Notes. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the ‘‘PRIIPs Regulation’’) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA or the UK has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA or the UK may be unlawful under the PRIIPs Regulation. References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

Forward Looking Statements

This press release contains “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Exchange Act of 1934, as amended. Actual results may differ materially from those reflected in the forward-looking statements. We undertake no obligation to update any forward-looking statement or other information contained in this press release to reflect events or circumstances occurring after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

About the Issuers

The Issuers are subsidiaries of the Ardagh Group S.A. The ‘‘Group’’ refers to Ardagh Group S.A. and its subsidiaries. The Group is a global supplier of metal and glass packaging for the world’s leading brands. The Group operates more than 50 production facilities in 12 countries across three continents, employing over 16,000 people. As a leading supplier of innovative, value-added rigid packaging solutions, the Group’s products include metal beverage cans and glass containers, primarily for end-use categories including beer, food, wine, spirits, carbonated soft drinks, energy drinks, juices and flavored waters. The Group’s customers include a wide variety of leading consumer product companies, with over 1,500 customers across more than 80 countries. In its target regions of Europe, North America and Brazil, the Group’s customers include a wide variety of consumer-packaged goods companies owning some of the best-known brands in the world. For further information about the Issuers, please visit its website at www.ardaghgroup.com or contact:

Name: John Sheehan

Email: john.sheehan@ardaghgroup.com

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